UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: May 2008
Commission File Number: 000-50393
BELLUS HEALTH INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May 5, 2008	BELLUS HEALTH INC.
	By:	/s/ David Skinner
David Skinner, Vice-President
General Counsel and Corporate Secretary

The Consolidated Financial Statements (unaudited) of Bellus Health Inc. (formerly Neurochem Inc., the “Registrant”) for the periods ended March 31, 2008 and 2007, and Management’s Discussion and Analysis for the three-month period ended March 31, 2008 submitted by the Registrant with this report on Form 6-K are hereby incorporated by reference into, and as exhibits to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D. Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@bellushealth.com
BELLUS HEALTH REPORTS RESULTS FOR FIRST QUARTER OF FISCAL 2008
LAVAL, QUEBEC, May 5, 2008 — BELLUS Health Inc. (NASDAQ: BLUS; TSX: BLU, formerly known as Neurochem Inc.) reported results for the first quarter ended March 31, 2008. The Company reported a net loss of $12,902,000 ($0.26 per share) for the quarter, compared to $21,016,000 ($0.54 per share) for the same period the previous year. The decrease in the net loss is mainly due to a reduction in research and development (R&D) expenses, before research tax credits and grants, which amounted to $8,780,000 this quarter, compared to $16,828,000 for the same period the previous year. The decrease in R&D expenses is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of Alzheimer’s disease, following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program and to take steps to commercialize homotaurine (VIVIMINDTM) as a branded nutraceutical.
As at March 31, 2008, the Company had available cash, cash equivalents and marketable securities of $43,448,000, compared to $58,672,000 at December 31, 2007. BELLUS Health is expecting to further reduce its burn rate during fiscal 2008.
Consolidated Financial Results Highlights
The shareholders of Neurochem Inc. approved the change of its name to “BELLUS Health Inc.” at the Annual and Special Shareholders’ Meeting on April 15, 2008. The new stock ticker symbols, BLUS (NASDAQ) and BLU (TSX), came into use on April 21, 2008.
The Management’s Discussion and Analysis (MD&A) provides a review of the Company’s operations, performance and financial position for the quarter ended March 31, 2008, compared with the quarter ended March 31, 2007. It should be read in conjunction with the Company’s unaudited consolidated financial statements for the three-month period ended March 31, 2008, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2007, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this MD&A. This MD&A was prepared by management with information available as of May 5, 2008.
As previously reported, effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. All currency figures reported in this document, including comparative figures, are reported in US dollars, unless otherwise specified.
Results of Operations
For the three-month period ended March 31, 2008, the net loss amounted to $12,902,000 ($0.26 per share), compared to $21,016,000 ($0.54 per share) for the corresponding period the previous year.
Revenue from collaboration agreement amounted to $205,000 for the current quarter, compared to $373,000 for the same period the previous year. This revenue was earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. During the current quarter, the Company announced its decision to pursue the drug development program for eprodisate (KIACTA™) and that it will initiate a second Phase III clinical trial for eprodisate (KIACTA™) in close cooperation with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMEA). The trial is expected to begin in the fourth quarter of 2008, with approximately 150 patients to be followed for a period of 24 months. As part of the decision, the Company withdrew its marketing applications for eprodisate (KIACTA™) in the U.S., the European Union and Switzerland. On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTA™) from Centocor. The refundable portion ($6,000,000) of the upfront payment received from Centocor in 2005 has been classified in accrued liabilities as of March 31, 2008, given that it will be refunded to Centocor.
Reimbursable costs revenue amounted to $22,000 for the current quarter, compared to $128,000 for the same period the previous year, and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.

Research and development expenses, before research tax credits and grants, amounted to $8,780,000 for the current quarter, compared to $16,828,000 for the same period the previous year. The decrease in the current quarter compared to the same period the previous year is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of Alzheimer’s disease (AD), following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program. Leveraging the many years of accumulated knowledge and the experience it has gained in developing tramiprosate (ALZHEMED™) for the treatment of AD, BELLUS Health will prioritize and accelerate the development of a prodrug of tramiprosate (ALZHEMED™), a new chemical entity (NCE), for the treatment of AD. A prodrug is a pharmaceutical substance which is administered in an inactive form and, once absorbed into the body, is metabolized in vivo into its active form (in this case, tramiprosate).
The Company is also developing NC-503 for the treatment of Type II diabetes and certain features of metabolic syndrome. A Phase II clinical trial in diabetic patients was launched in Canada and patient randomization commenced in early May. The study is a 26-week, double-blind, placebo-controlled, randomized study. Interim results are anticipated in late 2008 or early 2009. Results from animal models using a validated rat model of diabetes and certain features of metabolic syndrome have shown that NC-503 protects the kidney and decreases the glycemic levels in obese diabetic Zucker rats, when compared to the control group. Treatment with NC-503 correlated with the preservation of approximately 40% more cells secreting insulin than in the control group.
In light of some encouraging results from preliminary post-hoc analysis of the data from the North American Phase III trial for tramiprosate (ALZHEMED™) which suggest an effect of homotaurine in protecting memory function and given that homotaurine occurs naturally in certain algae, BELLUS Health is taking steps to commercialize homotaurine as a branded natural health product under the trade name VIVIMINDTM, through a wholly-owned nutraceutical subsidiary, OVOS Natural Health Inc. The launch activities of VIVIMINDTM are in preparation and the product should be available by the end of the year. The Company’s strategy aims to provide revenue generation in the short to medium term through sale of natural health products and mid to long-term development of a pipeline in pharmaceuticals.
Research tax credits and grants amounted to $397,000 this quarter, compared to $506,000 for the corresponding period the previous year. Research tax credits represent refundable tax credits earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly attributable to lower research and development expenses incurred in Quebec during the current quarter which are eligible for refundable tax credits.
General and administrative expenses totaled $3,314,000 for the current quarter, compared to $3,460,000 for the same quarter the previous year. These costs are incurred to support the overall activities of the Company.

Reimbursable costs amounted to $22,000 for the current quarter, compared to $128,000 for the same period the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $1,035,000 for the current quarter, compared to $923,000 for the corresponding quarter the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The increase is due to new stock options granted during the past year.
Interest income amounted to $498,000 for the current quarter, compared to $613,000 for the same quarter the previous year. The decrease is mainly attributable to lower interest rates prevailing in the markets during the current period, compared to the same periods the previous year.
Accretion expense amounted to $1,207,000 for the current quarter, compared to $1,001,000 for the same quarter the previous year. Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006, as well as on the $4,500,000 balance of 6% senior convertible notes (Senior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected life of 60 months and 54 months, respectively. The increase is due to accretion expenses recorded on the Senior Notes issued in May 2007. Refer to the Liquidity and Capital Resources section for more details on the convertible notes.
Change in fair value of embedded derivatives amounted to a gain of $42,000 for the current quarter and represents the variation in the fair value of the embedded derivatives, including the embedded derivative related to the Senior Notes issued in May 2007.
Write-down of third party asset-backed commercial paper amounted to a loss of $375,000 for the current quarter and represents a provision recorded on the valuation of asset-backed commercial paper held by the Company. See Liquidity and Capital Resources section for more details.
Foreign exchange gain amounted to $754,000 for the current quarter, compared to a gain of $108,000 for the same quarter the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign exchange gain for the current quarter includes $924,000 of gain recognized on the reclassification from deferred revenue (non monetary liability) to accrued liability (monetary liability) of the refundable amount ($6,000,000) due to Centocor, following the recovery by the Company of ownership rights and control of eprodisate (KIACTA™).

Other income amounted to $278,000 for the current quarter, compared to $242,000 for the same quarter the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue.
Share of loss in a company subject to significant influence amounted to nil for the current quarter, compared to $327,000 for the corresponding quarter the previous year. Non-controlling interest amounted to nil for the current quarter, compared to $109,000 for the corresponding quarter the previous year. These items result from the consolidation of the Company’s interest in a holding company (Innodia Holding) that owns shares of Innodia Inc., for which BELLUS Health is the primary beneficiary. The share of loss recorded last year has reduced the Company’s long-term investment in Innodia Holding to a nominal value. Innodia Inc. is a private, development-stage company engaged in developing novel drugs for the treatment of Type II diabetes and underlying diseases.
Liquidity and Capital Resources
As at March 31, 2008, the Company had available cash, cash equivalents and marketable securities of $43,448,000, compared to $58,672,000 at December 31, 2007. The decrease is primarily due to funds used in operating activities.
On May 2, 2007, the Company issued $80,000,000 aggregate principal amount of convertible notes, consisting of $40,000,000 6% senior convertible notes due in 2027 and $40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. During the year ended December 31, 2007, $35,500,000 of the 6% senior convertible notes were converted into 5,619,321 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares. Net proceeds from the offering were $74,279,000 and, as of March 31, 2008, $19,052,000 has yet to be spent. As at March 31, 2008, the use of proceeds has conformed in all material respects with the expectations set forth in the prospectus filed publicly.
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz) that provides the Company up to $60,000,000 of funds in return for the issuance of common shares. The ELOC facility was amended in February 2008 and the term was extended to February 2010. Under the amended ELOC facility, the maximum amount of each drawdown is limited to the lower of $6,000,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of drawdown. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher, and 7% if the VWAP per share is lower than $6 at the time of drawdown. A placement fee equal to 2.4% of gross proceeds will be payable to the placement agent. The ELOC shall terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least $15,000,000 under the ELOC. As at March 31, 2008, the Company had not drawn any funds under the ELOC.
“Restricted Cash” presented on the Consolidated Balance Sheet is composed of short-term investments pledged to a bank as collateral for three letters of credit (LC); the first LC is in the amount of $6,000,000 and was issued in connection with the refundable upfront payment received under the collaboration agreement with Centocor. The second and third LC total $769,000 (CDN$790,000) and were issued in relation to leases.
As at March 31, 2008, the Company held $6,633,000 principal amount of third party Asset-Backed Commercial Paper (ABCP). These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. There are currently no market quotations available for these ABCP. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders and will result into the conversion of the ABCP into longer term financial instruments. As at March 31, 2008, the Company estimated the fair value of these ABCP at approximately $5,065,000, which is presented in Restricted Cash. During the quarter ended March 31, 2008, the Company recorded an additional write-down of $375,000, due to changes in assumptions as derived from information provided by the Committee’s restructuring plan. For the year ended December 31, 2007, the Company had recorded a write-down of $1,184,000. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the time period over which the assets are going to generate cash flows ranging from 8 to 28 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the successful implementation of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current estimate. Changes in the near term could require changes in the recognized amount of these assets. The Company does not expect there will be a material adverse impact on its business as a result of the third party ABCP liquidity issue.

As at March 31, 2008, the Company’s workforce comprised 170 employees. The Company is taking steps to reduce its research activities and associated workforce to focus on key projects.
As at April 30, 2008, the Company had 48,848,095 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 5,071,270 options granted under the stock option plan, 2,884,471 shares currently issuable under the convertible notes, and 2,250,645 warrants outstanding, for a total of 59,274,481 common shares, on a fully diluted basis.
The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, estimated amounts that could be drawn under the equity line of credit facility, potential revenue from the commercialization of nutraceutical products, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the next 12 months. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.
Change in Functional and Reporting Currency
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007 were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007 and equity transactions were translated at historical rates. Financial statements presented after June 30, 2007, are measured and presented in US dollars. For comparative purposes, the historical financial statements for the period ended March 31, 2007, have been restated into US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect during these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.
Forward-looking Statements
Certain statements included in this Management’s Discussion and Analysis may constitute “forward-looking statements” within the meaning of the U.S. Private Securities

Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission,        , for a discussion of the various factors that may affect the Company’s future results. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The results or events predicted in forward-looking information may differ materially from actual results or events. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

BELLUS Health Inc.
Consolidated Financial Information1
(in thousands of US dollars, except per share data)

	Three-month period ended
	March 31

Consolidated Statements of Operations	2008	2007

	(unaudited)	(unaudited)

Revenues:
Collaboration agreement	$205	$373
Reimbursable costs	22	128

	227	501

Expenses:
Research and development	8,780	16,828
Research tax credits and grants	(397)	(506)

	8,383	16,322
General and administrative	3,314	3,460
Reimbursable costs	22	128
Stock-based compensation	1,035	923
Depreciation, amortization and patent cost write-off	336	347

	13,090	21,180

Loss before undernoted items	(12,863)	(20,679)

Interest income	498	613
Interest and bank charges	(29)	(81)
Accretion expense	(1,207)	(1,001)
Change in fair value of embedded derivatives	42	—
Write-down of third party asset-backed commercial paper	(375)	—
Foreign exchange gain	754	108
Other income	278	242
Share of loss in a company subject to significant influence	—	(327)
Non-controlling interest	—	109

Net loss	($12,902)	($21,016)

Net loss per share:
Basic and diluted	($0.26)	($0.54)

Weighted average number of common shares outstanding	48,987,980	38,904,808

	At	At
	March 31	December 31
Consolidated Balance Sheets	2008	2007

	(unaudited)	(audited)
Cash, cash equivalents and marketable securities	$43,448	$58,672
Other current assets	4,161	3,933

Total current assets	47,609	62,605
Capital assets and patents	9,967	9,996
Other long-term assets	5,586	5,830

Total assets	$63,162	$78,431

Current liabilities	$17,706	$21,240
Long-term deferred gain and liabilities	52,732	52,602
Non-controlling interest	680	680
Shareholders’ (deficiency) equity	(7,956)	3,909

Total liabilities and shareholders’ (deficiency) equity	$63,162	$78,431

[1]	Condensed from the Company’s unaudited consolidated financial statements.

About BELLUS Health
BELLUS Health is a global health company focused on the development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
To Contact BELLUS Health
For additional information on BELLUS Health and its drug development programs, please call the Canada and United States toll-free number 1 877 680-4500 or visit the Web Site at www.bellushealth.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond BELLUS Health Inc.’s (formerly known as Neurochem Inc.) control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of BELLUS Health Inc. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These statements speak only as of the date made and BELLUS Health Inc. is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise, unless required by applicable legislation or regulation. Please see the Annual Information Form of BELLUS Health Inc. for further risk factors that might affect the BELLUS Health group and its business

Consolidated Financial Statements of
(Unaudited)
BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Periods ended March 31, 2008 and 2007

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Financial Statements
(Unaudited)
Periods ended March 31, 2008 and 2007
Financial Statements

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Balance Sheets
(Unaudited)
March 31, 2008 and December 31, 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	March 31,	March 31,	December 31,
	2008	2008	2007
	(CDN$-	(US$)	(US$-
	note 1)		note 1)

Assets
Current assets:
Cash and cash equivalents	$34,388	$33,468	$10,963
Marketable securities	10,254	9,980	47,709
Sales taxes and other receivables	653	635	775
Research tax credits receivable	2,186	2,127	1,807
Prepaid expenses	1,438	1,399	1,351

	48,919	47,609	62,605
Restricted cash (note 4)	5,354	5,211	5,464
Long-term prepaid expenses	384	374	365
Long-term investment	1	1	1
Property and equipment	3,772	3,671	3,840
Patents	6,469	6,296	6,156

	$64,899	$63,162	$78,431

Liabilities and Shareholders’ (Deficiency) Equity
Current liabilities:
Accounts payable	$2,459	$2,393	$3,676
Accrued liabilities	14,358	13,974	9,096
Deferred revenue (note 3)	—	—	7,129
Deferred gain on sale of property	1,376	1,339	1,339

	18,193	17,706	21,240
Deferred gain on sale of property	15,995	15,567	15,902
Long-term accrued liabilities	1,350	1,314	1,279
Convertible notes (note 5)	36,837	35,851	35,421

	72,375	70,438	73,842

Non-controlling interest	699	680	680

Shareholders’ (deficiency) equity:
Share capital (note 6)	280,785	273,270	273,269
Equity portion of convertible notes	10,112	9,841	9,841
Additional paid-in capital	16,885	16,433	15,397
Warrants	17,320	16,857	16,857

	325,102	316,401	315,364

Deficit	(340,263)	(331,156)	(318,254)
Accumulated other comprehensive income	6,986	6,799	6,799

	(333,277)	(324,357)	(311,455)

	(8,175)	(7,956)	3,909

	$64,899	$63,162	$78,431

See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Operations
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)
(in accordance with Canadian GAAP)

	Three-month period ended March 31,
	2008	2008	2007
	(CDN$-	(US$)	(US$-
	note 1)		note 1)

Revenues:
Collaboration agreement (note 3)	$211	$205	$373
Reimbursable costs	23	22	128

	234	227	501

Expenses:
Research and development	9,021	8,780	16,828
Research tax credits and grants	(408)	(397)	(506)

	8,613	8,383	16,322
General and administrative	3,405	3,314	3,460
Reimbursable costs	23	22	128
Stock-based compensation	1,063	1,035	923
Depreciation of property and equipment	220	214	243
Amortization and patent cost write-off	125	122	104

	13,449	13,090	21,180

Loss before undernoted items	(13,215)	(12,863)	(20,679)

Interest income	512	498	613
Interest and bank charges	(30)	(29)	(81)
Accretion expense (note 5)	(1,240)	(1,207)	(1,001)
Change in fair value of embedded derivatives	43	42	—
Write-down of third party asset-backed commercial paper (note 4)	(385)	(375)	—
Foreign exchange gain	775	754	108
Other income	286	278	242
Share of loss in a company subject to significant influence	—	—	(327)
Non-controlling interest	—	—	109

	(39)	(39)	(337)

Net loss	$(13,254)	$(12,902)	$(21,016)

Net loss per share:
Basic and diluted (note 6 (b))	$(0.27)	$(0.26)	$(0.54)

Weighted average number of common shares outstanding		48,987,980	38,904,808

See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Comprehensive Loss
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars)
(in accordance with Canadian GAAP)

	Three-month period ended
	March 31,
	2008	2007

Net loss	$(12,902)	$(21,016)
Foreign exchange adjustment on change in functional currency (note 1)	—	(336)

Comprehensive loss	$(12,902)	$(21,352)

See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Shareholders’ Equity
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

			Equity				Accumulated
			portion of	Additional			other
	Share capital		convertible	paid-in			comprehensive
	Number	Dollars	notes	capital	Warrants	Deficit	income	Total

Balance December 31, 2007	48,846,595	$273,269	$9,841	$15,397	$16,857	$(318,254)	$6,799	$3,909
Exercise of stock options:
For cash	1,500	1	—	—	—	—	—	1
Stock-based compensation (note 7)	—	—	—	1,036	—	—	—	1,036
Net loss	—	—	—	—	—	(12,902)	—	(12,902)

Balance, March 31, 2008	48,848,095	$273,270	$9,841	$16,433	$16,857	$(331,156)	$6,799	$(7,956)

Balance, December 31, 2006	38,722,022	$203,751	$8,620	$11,396	$—	$(234,240)	$8,756	$(1,717)
Adjustment to reflect change in accounting policy for financial instruments	—	—	—	—	—	(155)	—	(155)
Exercise of stock options:
For cash	57,311	361	—	—	—	—	—	361
Ascribed value from additional paid-in capital	—	224	—	(224)	—	—	—	—
Stock-based compensation	—	—	—	923	—	—	—	923
Change in foreign currency translation adjustment (note 1)	—	—	—	—	—	—	(336)	(336)
Net loss	—	—	—	—	—	(21,016)	—	(21,016)

Balance, March 31, 2007	38,779,333	$204,336	$8,620	$12,095	$—	$(255,411)	$8,420	$(21,940)

See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Consolidated Statements of Cash Flows
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	Three-month period ended March 31,
	2008	2008	2007

	(CDN$-	(US$)	(US$-
	note 1)		note 1)

Cash flows from operating activities:
Net loss	$(13,254)	$(12,902)	$(21,016)
Adjustments for:
Depreciation, amortization and patent cost write-off	345	336	347
Unrealized foreign exchange gain	(646)	(628)	(507)
Stock-based compensation	1,063	1,035	923
Share of loss in a company subject to significant influence	—	—	327
Non-controlling interest	—	—	(109)
Accretion expense	1,240	1,207	1,001
Change in fair value of embedded derivatives	(43)	(42)	—
Write-down of third party asset-backed commercial paper	385	375	—
Amortization of gain on sale-leaseback	(344)	(335)	(304)
Changes in operating assets and liabilities:
Restricted cash	(150)	(146)	—
Sales taxes and other receivables	133	130	397
Research tax credits receivable	(400)	(389)	(916)
Prepaid expenses	(49)	(48)	(594)
Long-term prepaid expenses	(9)	(9)	67
Deferred revenue	(211)	(205)	(373)
Accounts payable and accrued liabilities	(2,843)	(2,767)	2,707

	(14,783)	(14,388)	(18,050)

Cash flows from financing activities:
Proceeds from issue of share capital	1	1	360

Cash flows from investing activities:
Additions to property and equipment	(64)	(62)	(328)
Additions to patents	(424)	(413)	(333)
Proceeds from marketable securities	38,766	37,729	30,446

	38,278	37,254	29,785

Net increase in cash and cash equivalents	23,496	22,867	12,095
Cash and cash equivalents, beginning of period	11,264	10,963	12,158
Effect of foreign exchange on cash and cash equivalents	(372)	(362)	452

Cash and cash equivalents, end of period	$34,388	$33,468	$24,705

Supplemental disclosures to cash flow statements (note 9)
See accompanying notes to unaudited consolidated financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

1.	Basis of presentation:

The shareholders of Neurochem Inc. approved the change of its name to BELLUS Health Inc., at the annual and special shareholders meeting on April 15, 2008.

The consolidated financial statements include the accounts of BELLUS Health Inc. and its subsidiaries (BELLUS Health or the Company). These consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP). The unaudited consolidated balance sheet as at March 31, 2008, the unaudited consolidated statements of operations, comprehensive loss, cash flows and shareholders’ equity for the periods ended March 31, 2008 and 2007, reflect all of the adjustments which, in the opinion of management, are necessary for a fair statement of the results of the interim periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year. The interim consolidated financial statements follow the same accounting policies and methods of their application as described in notes 3 and 4 of the annual consolidated financial statements for the year ended December 31, 2007, except as described in note 2 below. The interim consolidated financial statements do not include all disclosures required for annual consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as at and for the year ended December 31, 2007.

The Company is subject to a number of risks, including the successful development and marketing of its technologies and product candidates. In order to achieve its business plan, the Company anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. As of March 31, 2008, management believes that funds from operations as well as existing financial resources, together with estimated amounts that could be drawn underthe equity line of credit facility, should be sufficient to meet the Company’s requirements for the next year.

Change in functional and reporting currency:

Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars.

The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as at June 30, 2007 were translated into US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007, and equity transactions were translated at historical rates. Financial statements presented after June 30, 2007, are measured and presented in US dollars. For comparative purposes, historical financial statements for the period ended March 31, 2007, have been restated in US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect for these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

1.	Basis of presentation (continued):

Translation of convenience:

The Company’s functional currency is the US dollar. The Company also presents the consolidated financial statements as at and for the period ended March 31, 2008, in Canadian dollars, using the convenience translation method whereby all US dollar amounts are converted into Canadian dollars at the noon exchange rate quoted by the Federal Reserve Bank of New York as at March 31, 2008, which was 1.0275 Canadian dollar per US dollar. The supplementary information in Canadian dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such US dollar amounts actually represent such Canadian dollar amounts or could be or would have been converted into Canadian dollars at the rate indicated.

2.	Changes in accounting policies:
(a)	New accounting policies adopted:

On January 1, 2008, the Company adopted the following new accounting standards issued by the CICA:

Section 1535, Capital Disclosures, establishes guidelines for disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This new standard relates to disclosure only and did not impact the financial results of the Company. See note 11.

Section 3862, Financial Instruments — Disclosure, describes the required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863, Financial Instruments — Presentation, establishes standards for presentation of the financial instruments and non-financial derivatives. It carries forward the presentation related requirements of Section 3861, Financial Instruments — Disclosure and Presentation. These new standards relate to disclosure only and did not impact the financial results of the Company. See note 10.

(b)	Future accounting changes:

Goodwill and intangible assets:

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not expect this standard to have a significant effect on its financial statements.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

3.	Collaboration agreement:

The Company recognized $205 of revenue under the agreement with Centocor, Inc, (Centocor) in 2008 (2007 — $373), representing the amortization of the non-refundable upfront payment for the period from signing the agreement, December 21, 2004, over the remaining estimated service period.

On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTAtm) from Centocor. The refundable portion ($6,000) of the upfront payment received from Centocor in 2005 has been classified in accrued liabilities as of March 31, 2008, given that it will be refunded to Centocor.

4.	Restricted cash:

Restricted cash is composed of short-term investments pledged to a bank as collateral for three letters of credit (LC); the first LC is in the amount of $6,000 and was issued in connection with the refundable upfront payment received under the collaboration agreement with Centocor. The second and third LC total $769 (CDN$790) and were issued in relation to leases.

As at March 31, 2008, the Company held $6,633 principal amount of third party Asset-Backed Commercial Paper (ABCP). These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. There are currently no market quotations available for these ABCP. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders and will result into the conversion of the ABCP into longer term financial instruments. As at March 31, 2008, the Company estimated the fair value of these ABCP at approximately $5,065, which is presented in Restricted Cash. During the quarter ended March 31, 2008, the Company recorded an additional write-down in fair value of $375, due to changes in assumptions as derived from information provided by the Committee restructuring plan. For the year ended December 31, 2007, the Company had recorded a write-down in fair value of $1,184. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the time period over which the assets are going to generate cash flows ranging from 8 to 28 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the successful implementation of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current estimate. Changes in the near term could require changes in the recognized amount of these assets. The Company does not expect there will be a material adverse impact on its business as a result of the third party ABCP liquidity issue.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

5.	Convertible notes:

Convertible notes consist of the following:

	March 31,	December 31,
	2008	2007

6% Senior convertible notes due in 2026 (2006 Notes) (a)	$34,052	$33,618
6% Senior convertible notes due in 2027 (2007 Notes) (b)	2,900	2,825
Derivative-related asset (b)	(1,101)	(1,022)

	$35,851	$35,421

(a)	Changes in the 2006 notes for the three-month period ended March 31, 2008 were as follows:

Balance, December 31, 2007	$33,618
Accretion expense	1,065
Interest paid/payable	(631)

Balance, March 31, 2008	$34,052

(b)	Changes in the 2007 Notes and derivative-related asset for the three-month period ended March 31, 2008, were as follows:

	2007	Derivative-
	Notes	related asset

Balance as at December 31, 2007	$2,825	$(1,022)
Accretion expense	142	—
Interest paid/payable	(67)	—
Change in fair value	—	(79)

Balance as at March 31, 2008	$2,900	$(1,101)

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

6. Share capital:
(a)	Stock option plan:

Changes in outstanding options issued under the Stock Option Plan for the year ended December 31, 2007, and for the three-month period ended March 31, 2008, were as follows:

		Weighted
		average
	Number	exercise price

		(CDN$)

Options outstanding, December 31, 2006	2,577,496	17.17
Granted	336,333	11.20
Exercised	(60,803)	7.12
Cancelled or expired	(36,293)	11.72

Options outstanding, December 31, 2007	2,816,733	16.75
Granted	2,795,000	1.50
Exercised	(1,500)	0.65
Cancelled or expired	(665,563)	21.95

Options outstanding, March 31, 2008	4,944,670	$7.43

(b)	Loss per share:

The impact of stock options, convertible notes and warrants is anti-dilutive because the Company incurred losses in 2008 and 2007. All outstanding options, convertible notes and warrants included in this computation could potentially be dilutive in the future. Included in weighted average number of shares outstanding are 140,000 common shares to be issued to the Chief Executive Officer upon formal notification see note 6 (c).

(c)	Agreement to issue shares:

The agreement with the Chief Executive Officer effective December 1, 2004, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets was approved by regulatory authorities and shareholders in 2005. During the three-month periods ended March 31, 2008 and 2007, the Company did not record stock-based compensation in relation to common shares to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets. As at March 31, 2008, stock-based compensation expense in relation to 140,000 of the total 220,000 common shares has been recorded. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

6. Share capital (continued):
(d)	Equity line of credit:

In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz) that provides the Company up to $60,000 of funds in return for the issuance of common shares. The ELOC facility was amended in February 2008 and the term was extended to February 2010. Under the amended ELOC facility, the maximum amount of each drawdown is limited to the lower of $6,000 or 12.5% of the volume-weighted average price calculation of the common shares at the time of drawdown. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher, and 7% if the VWAP per share is lower than $6 at the time of drawdown. A placement fee equal to 2.4% of gross proceeds will be payable to the placement agent. The ELOC shall terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the end of the applicable settlement period or (ii) after it has drawn down at least $15,000 under the ELOC. As at March 31, 2008, the Company had not drawn any funds under the ELOC.

(e)	Deferred share unit plan:

On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number and price of DSUs are determined by the five-day volume weighted average trading price of the Company’s common shares at the time the DSUs are issued, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s resignation, termination, retirement or death, in cash, at a value equal to the number of DSUs credited multiplied by the market value of common shares on the date a notice of redemption is filed.

During the three-month period ended March 31, 2008, the Company granted nil DSUs (2007 - 10,983), having a weighted average fair value per unit of nil (2007 — CDN$17.40). For DSUs, compensation cost is measured based on the market price of the Company’s shares from the effective date of grant through to the settlement date. The offsetting liability is marked-to-market. Any changes in the market value of the Company’s shares through to the settlement date results in a change to the measure of compensation cost for those awards and is recorded in the consolidated statement of operations. At March 31, 2008, the Company had a liability of $42 with respect to issued DSUs.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

6. Share capital (continued):
(f)	Warrants:

In connection with the 2007 Notes, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012 at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances
7. Stock-based compensation:
For the three-month period ended March 31, 2008, the Company recorded total stock-based compensation (excluding compensation under the DSU plan) of $1,036 (2007 — $923), related to stock options granted under the Stock Option Plan after July 1, 2002.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the three-month period ended March 31, 2008, and 2007 were as follows:

	2008	2007

Risk-free interest rate	3.28%	3.97%
Expected volatility	76%	57%
Expected life in years	7	7
Expected dividend yield	nil	nil

The following table summarizes the weighted average grant-date fair value per share for options granted during the three-month periods ended March 31, 2008 and 2007:

		Weighted average
	Number of	grant-date
	options	fair value

		(CDN$)

Three-month period ended:
March 31, 2008	2,795,000	1.08
March 31, 2007	161,333	10.93

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

8. Related party transactions:
(a)	Under the terms of a management services agreement entered into in March 2003, as amended, with Picchio International, the Company recorded a management fee of $627 for the three-month period ended March 31, 2008 (2007 — $533).

In 2004, the Company entered into an agreement to issue shares to the Chief Executive Officer. See note 6 (c).

(b)	In 2005, the Company entered into a lease agreement for a three-year period ending April 2008 with a company in which Picchio Pharma has an equity interest. During 2007, the lease agreement was extended to April 2011. For the three-month period ended March 31, 2008, sub-lease revenue under the agreement amounted to $237 (2007 — $205). The Company provided an indemnification to that company should it be required to vacate its subleased premises by the landlord prior to the expiration of the lease.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
9. Statements of cash flows — supplementary disclosure:
(a)	Cash and cash equivalents:

Cash and cash equivalents consist of cash balances with banks and short-term investments:

	March 31,	December 31,
	2008	2007

Cash balances with banks	$2,159	$1,925
Short-term investments (yielding interest between 2.00% to 3.52% (December 31, 2007: 4.18% to 4.75%))	31,309	9,038

	$33,468	$10,963

(b)	Interest and income taxes:

	Three-month periods ended
	March 31,
	2008	2007

Cash paid in the period for:
Interest	$—	$53
Income tax	—	—

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

9. Statements of cash flows — supplementary disclosure (continued):
(c)	Non-cash transactions:

	March 31,	December 31,
	2008	2007

Additions to property and equipment and patents included in accounts payable and accrued liabilities at period-end	$236	$404

10. Financial instruments:
On January 1, 2008, the Company adopted the requirements of the CICA Handbook Section 3862, “Financial Instruments Disclosures” and Handbook Section 3863, ''Financial Instruments - Presentation’’. These Handbook Sections require disclosures to enable users to evaluate the significance of financial instruments for the entity’s financial position and performance, and the nature and extent of an entity’s exposure to risks arising from financial instruments, including how the entity manages those risks.
(a)	Financial instruments — carrying values and fair values:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and may not be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value because of the relatively short periods to maturity of these instruments. Refer to note 4 for restricted cash. The fair value of convertible notes is estimated based on discounting expected future cash flows at the discount rates which represent borrowing rates presently available to the Company for instruments with similar terms and maturity. At March 31, 2008, the fair value of convertible notes was as follows:

		March 31,		December 31,
		2008		2007

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Convertible notes	35,851	22,647	35,421	21,182

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

10. Financial instruments (continued):
(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and restricted cash. The Company invests cash with major North American and European financial institutions. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company’s liquidity needs and yields that are appropriate. Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1-mid rating) as rated by Dominion Bond Rating Service (DBRS).

At March 31, 2008, the Company’s maximum credit exposure corresponded to the carrying amount of these financial assets.

Refer to note 4 for credit risk related to restricted cash.

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure, as outlined in Note 11 to the unaudited consolidated financial statements. It also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business.

The following are the contractual maturities of financial liabilities as of March 31, 2008:

	Carrying	Less than	1 to 3	Greater than
	amount	1 year	years	3 years

Accounts payable and accrued liabilities	$16,367	$16,367	$—	$—
Financial liabilities included in long-term liabilities	93	—	51	42
Convertible notes	35,851	—	—	35,851

	$52,311	$16,367	$51	$35,893

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

10. Financial instruments (continued):
(d)	Foreign currency risk management:

A portion of the Company’s expenses are denominated in currencies other than the US dollar, primarily in Canadian dollars. This results in financial risk due to fluctuations in the value of the US dollar relative to these currencies. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

The following table provides an indication of the Company’s significant foreign exchange currency exposures as at March 31, 2008:

				March 31,
(in thousands of US dollars)				2008

	$CDN	CHF	EURO	GBP

Cash and cash equivalents	7,417	—	—	—
Sales taxes and other receivable	397	—	—	—
Research tax credit receivable	2,127	—	—	—
Restricted cash	700	—	—	—
Accounts payable and accrued liabilities	(3,896)	(489)	(1,973)	(452)
Long-term liabilities	(1,313)	—	—	—

	5,432	(489)	(1,973)	(452)

The following exchange rates applied during the three-month period ended March 31, 2008:

		Reporting
	Average rate	date rate

$CDN per $US	1.0038	1.0275
CHF per $US	1.0674	0.9921
EURO per $US	0.6670	0.6327
GBP per $US	0.5054	0.5037
Based on the Company’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5 percent strengthening of the US dollar would have (increased) decreased the net loss as follows, assuming that all other variables remained constant:

	$CDN	CHF	EURO	GBP

Decrease (increase) net loss	(272)	24	99	23
An assumed 5 percent weakening of the US dollar would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

10. Financial instruments (continued):
(e)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market rates. The Company’s financial assets and liabilities are not subject to variable interest rates.

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents	Short-term fixed interest rate
Marketable securities	Short-term fixed interest rate
Restricted cash	Short-term fixed interest rate
Convertible notes	Fixed interest rate
The risk that the Company will realize a loss as a result of the decline in the fair value of its cash equivalents and marketable securities is limited because these investments, although available for sale, have short-term maturities and are generally held to maturity.

Interest income presented in the consolidated statement of operations represents interest income on available-for-sale financial assets.
11.	Capital disclosures:

The Company’s objective in managing capital is to ensure a sufficient liquidity position to market its technologies and product candidates, to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents.

Since inception, the Company has financed its liquidity needs primarily through public offerings of common shares, private placements and issuance of convertible notes. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants, interest income, as well as with proceeds from the collaboration agreements.

The Company defines capital to include total shareholders’ equity (excluding accumulated other comprehensive income) and convertible notes.

The Company’s policy is to maintain a minimum level of debt. At March 31, 2008, the Company has convertible notes in the amount of $35,851. The Company has an equity line of credit of up to $60,000 for its financing needs. As at March 31, 2008, this equity line of credit has not been used.

The capital management objectives remain the same as for the previous fiscal year.

At March 31, 2008, cash, cash equivalents and marketable securities amounted to $43,448 and tax credits receivable amounted to $2,127, for a total of $45,575. The Company believes that funds from operations, as well as existing financial resources, together with estimated amounts that could be drawn under the equity line of credit facility should be sufficient to meet the Company’s requirements for the next year.

BELLUS HEALTH INC.
(formerly Neurochem Inc.)
Notes to Consolidated Financial Statements, Continued
(Unaudited)
Periods ended March 31, 2008 and 2007
(in thousands of US dollars, except per share data, unless otherwise noted)

11.	Capital disclosures (continued):

The Company’s general policy on dividends is to retain cash to keep funds available to finance the Company’s growth.

The Company is not subject to any capital requirements imposed by a regulator.

Management’s Discussion and Analysis for the Three-Month Period Ended
March 31, 2008
The shareholders of Neurochem Inc. approved the change of its name to “BELLUS Health Inc.” at the annual and special shareholders’ meeting on April 15, 2008. The new stock ticker symbols, BLUS (NASDAQ) and BLU (TSX), came into use on April 21, 2008.
BELLUS Health Inc. (BELLUS Health or the Company) is a global health company focused on the research, development and commercialization of products to provide innovative health solutions to address critical unmet medical needs.
The Management’s Discussion and Analysis (MD&A) provides a review of the Company’s operations, performance and financial position for the quarter ended March 31, 2008, compared with the quarter ended March 31, 2007. It should be read in conjunction with the Company’s unaudited consolidated financial statements for the three-month period ended March 31, 2008, as well as the Company’s audited consolidated financial statements for the year ended December 31, 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). For discussion regarding related-party transactions, contractual obligations, disclosure controls and procedures, internal control over financial reporting, critical accounting policies and estimates, recent accounting pronouncements, and risks and uncertainties, refer to the Annual Report and the Annual Information Form for the year ended December 31, 2007, as well as registration statements and other public filings, which are available on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found at the end of this MD&A. This MD&A was prepared by management with information available as of May 5, 2008.
As previously reported, effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenue, expenses, assets, liabilities and financing are denominated in US dollars. All currency figures reported in this document, including comparative figures, are reported in US dollars, unless otherwise specified.
Results of operations
For the three-month period ended March 31, 2008, the net loss amounted to $12,902,000 ($0.26 per share), compared to $21,016,000 ($0.54 per share) for the corresponding period the previous year.
Revenue from collaboration agreement amounted to $205,000 for the current quarter, compared to $373,000 for the same period the previous year. This revenue was earned under the agreement with Centocor, Inc. (Centocor) in respect of eprodisate (KIACTA™), an oral investigational product candidate for the treatment of Amyloid A (AA) amyloidosis. During the current quarter, the Company announced its decision to pursue the drug development program for eprodisate (KIACTA™) and that it will initiate a second Phase III clinical trial for eprodisate (KIACTA™) in close cooperation with the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMEA). The trial is expected to begin in the fourth quarter of 2008, with approximately 150 patients to be followed for a period of 24 months. As part of the decision,

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the Company withdrew its marketing applications for eprodisate (KIACTA™) in the U.S., the European Union and Switzerland. On April 15, 2008, the Company announced that it had regained full ownership rights and control of eprodisate (KIACTA™) from Centocor. The refundable portion ($6,000,000) of the upfront payment received from Centocor in 2005 has been classified in accrued liabilities as of March 31, 2008, given that it will be refunded to Centocor.
Reimbursable costs revenue amounted to $22,000 for the current quarter, compared to $128,000 for the same period the previous year, and consists of costs reimbursable by Centocor in respect of eprodisate (KIACTA™)-related activities. The Company earns no margin on these reimbursable costs.
Research and development expenses, before research tax credits and grants, amounted to $8,780,000 for the current quarter, compared to $16,828,000 for the same period the previous year. The decrease in the current quarter compared to the same period the previous year is mainly attributable to a reduction in expenses incurred in relation to the development of tramiprosate (ALZHEMED™; homotaurine) for the treatment of Alzheimer’s disease (AD), following the Company’s decision in November 2007 to terminate the tramiprosate (ALZHEMED™) pharmaceutical drug development program. Leveraging the many years of accumulated knowledge and the experience it has gained in developing tramiprosate (ALZHEMED™) for the treatment of AD, BELLUS Health will prioritize and accelerate the development of a prodrug of tramiprosate (ALZHEMED™), a new chemical entity (NCE), for the treatment of AD. A prodrug is a pharmaceutical substance which is administered in an inactive form and, once absorbed into the body, is metabolized in vivo into its active form (in this case, tramiprosate).
The Company is also developing NC-503 for the treatment of Type II Diabetes and certain features of metabolic syndrome. A Phase II clinical trial in diabetic patients was launched in Canada and patient randomization commenced in early May. The study is a 26-week, double-blind, placebo-controlled, randomized study. Interim results are anticipated in late 2008 or early 2009. Results from animal models using a validated rat model of diabetes and certain features of metabolic syndrome have shown that NC-503 protects the kidney and decreases the glycemic levels in obese diabetic Zucker rats, when compared to the control group. Treatment with NC-503 correlated with the preservation of approximately 40% more cells secreting insulin than in the control group.
In light of some encouraging results from preliminary post-hoc analysis of the data from the North American Phase III trial for tramiprosate (ALZHEMED™) which suggest an effect of homotaurine in protecting memory function and given that homotaurine occurs naturally in certain algae, BELLUS Health is taking steps to commercialize homotaurine as a branded natural health product under the trade name VIVIMINDTM, through a wholly-owned nutraceutical subsidiary, OVOS Natural Health Inc. The launch activities of VIVIMINDTM are in preparation and the product should be available by the end of the year. The Company’s strategy aims to provide revenue generation in the short to medium term through sale of natural health products and mid to long-term development of a pipeline in pharmaceuticals.
Research tax credits and grants amounted to $397,000 this quarter, compared to $506,000 for the corresponding period the previous year. Research tax credits represent refundable tax credits

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earned under the Quebec Scientific Research and Experimental Development Program for expenditures incurred in Quebec. The decrease is mainly attributable to lower research and development expenses incurred in Quebec during the current quarter which are eligible for refundable tax credits.
General and administrative expenses totaled $3,314,000 for the current quarter, compared to $3,460,000 for the same quarter the previous year. These costs are incurred to support the overall activities of the Company.
Reimbursable costs amounted to $22,000 for the current quarter, compared to $128,000 for the same period the previous year, and consist of costs incurred on behalf of Centocor in respect of eprodisate (KIACTA™)-related activities and reimbursable by Centocor.
Stock-based compensation amounted to $1,035,000 for the current quarter, compared to $923,000 for the corresponding quarter the previous year. This expense relates to stock options and stock-based incentives, whereby compensation cost in relation to stock options is measured at fair value at the date of grant and is expensed over the award’s vesting period. The increase is due to new stock options granted during the past year.
Interest income amounted to $498,000 for the current quarter, compared to $613,000 for the same quarter the previous year. The decrease is mainly attributable to lower interest rates prevailing in the markets during the current period, compared to the same periods the previous year.
Accretion expense amounted to $1,207,000 for the current quarter, compared to $1,001,000 for the same quarter the previous year. Accretion expense represents the imputed interest under GAAP on the $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006, as well as on the $4,500,000 balance of 6% senior convertible notes (Senior Notes) issued in May 2007. The Company accretes the carrying values of the convertible notes to their face value through a charge to earnings over their expected life of 60 months and 54 months, respectively. The increase is due to accretion expenses recorded on the Senior Notes issued in May 2007. Refer to the Liquidity and Capital Resources section for more details on the convertible notes.
Change in fair value of embedded derivatives amounted to a gain of $42,000 for the current quarter and represents the variation in the fair value of the embedded derivatives, including the embedded derivative related to the Senior Notes issued in May 2007.
Write-down of third party asset-backed commercial paper amounted to a loss of $375,000 for the current quarter and represents a provision recorded on the valuation of asset-backed commercial paper held by the Company. See Liquidity and Capital Resources section for more details.
Foreign exchange gain amounted to $754,000 for the current quarter, compared to a gain of $108,000 for the same quarter the previous year. Foreign exchange gains or losses arise on the movement in foreign exchange rates in relation to the Company’s net monetary assets denominated in currencies other than US dollars, which is its functional and reporting currency, and consists primarily of monetary assets and liabilities denominated in Canadian dollars. Foreign

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exchange gains for the current quarter include $924,000 of gain recognized on the reclassification from deferred revenue (non monetary liability) to accrued liability (monetary liability) of the refundable amount ($6,000,000) due to Centocor, following the recovery by the Company of ownership rights and control of eprodisate (KIACTA™).
Other income amounted to $278,000 for the current quarter, compared to $242,000 for the same quarter the previous year. Other income consists of non-operating revenue, primarily sub-lease revenue.
Share of loss in a company subject to significant influence amounted to nil for the current quarter, compared to $327,000 for the corresponding quarter the previous year. Non-controlling interest amounted to nil for the current quarter, compared to $109,000 for the corresponding quarter the previous year. These items result from the consolidation of the Company’s interest in a holding company (Innodia Holding) that owns shares of Innodia Inc., for which BELLUS Health is the primary beneficiary. The share of loss recorded last year has reduced the Company’s long-term investment in Innodia Holding to a nominal value. Innodia Inc. is a private, development-stage company engaged in developing novel drugs for the treatment of Type II diabetes and underlying diseases.
Related-party transactions
(In thousands of US dollars)

	Three-month periods
	ended March 31,
	2008	2007

Management services expense	$627	$533
Sub-lease revenue	$237	$205
Please refer to note 8 of the unaudited Consolidated Financial Statements for the three-month period ended March 31, 2008, for details.
Quarterly results (unaudited)
(In thousands of US dollars, except per share data)

			Net loss per share
Quarter	Revenue	Net loss	Basic and diluted
	$	$	$

Year ended December 31, 2008
First	227	(12,902)	(0.26)

Year ended December 31, 2007
Fourth	270	(16,097)	(0.33)
Third	301	(13,889)	(0.29)
Second	443	(30,484)	(0.75)
First	501	(21,016)	(0.54)

Year ended December 31, 2006
Fourth	675	(17,011)	(0.44)
Third	694	(16,509)	(0.43)
Second	724	(18,113)	(0.47)
Compared to the previous year, the decrease in quarterly losses, with the exception of the

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second quarter of 2007, is primarily due to a reduction in research and development expenses. The increase in the 2007 second quarter net loss is due to higher research and development expenses, as well as to accretion expense recorded on the convertible notes issued in November 2006 and May 2007. The decrease in the 2007 fourth quarter net loss is also due to a reduction in administrative expenses, offset by lower revenues, higher accretion expense on the convertible notes and a write-down of third party asset-backed commercial paper.
Liquidity and capital resources
As at March 31, 2008, the Company had available cash, cash equivalents and marketable securities of $43,448,000, compared to $58,672,000 at December 31, 2007. The decrease is primarily due to funds used in operating activities.
On May 2, 2007, the Company issued $80,000,000 aggregate principal amount of convertible notes, consisting of $40,000,000 6% senior convertible notes due in 2027 and $40,000,000 5% senior subordinated convertible notes due in 2012. The 6% senior convertible notes have an initial conversion price equal to the lesser of $12.68 or the 5-day weighted average trading price of the common shares preceding any conversion, subject to adjustments in certain circumstances. The Company will pay interest on the 6% senior convertible notes until maturity on May 2, 2027, subject to earlier repurchase, redemption or conversion. The 5% senior subordinated convertible notes were subject to mandatory conversion into common shares under certain circumstances. In connection with this transaction, the Company issued warrants to purchase an aggregate of 2,250,645 common shares until May 2, 2012, at an initial purchase price of $12.68 per share, subject to adjustments in certain circumstances. During the year ended December 31, 2007, $35,500,000 of the 6% senior convertible notes were converted into 5,619,321 common shares and the totality of the 5% senior subordinated convertible notes were converted into 4,444,449 common shares. Net proceeds from the offering were $74,279,000 and, as of March 31, 2008, $19,052,000 has yet to be spent. As at March 31, 2008, the use of proceeds has conformed in all material respects with the expectations set forth in the prospectus filed publicly.
In August 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility (ELOC) with Cityplatz Limited (Cityplatz) that provides the Company up to $60,000,000 of funds in return for the issuance of common shares. The ELOC facility was amended in February 2008 and the term was extended to February 2010. Under the amended ELOC facility, the maximum amount of each drawdown is limited to the lower of $6,000,000 or 12.5% of the volume-weighted price calculation of the common shares at the time of drawdown. The common shares will be issued at a discount of 4.0% to market price if the volume-weighted average price (VWAP) per share is $6 or higher, and 7% if the VWAP per share is lower than $6 at the time of drawdown. A placement fee equal to 2.4% of gross proceeds will be payable to the placement agent. The ELOC shall terminate if (i) the Company’s common shares are de-listed from NASDAQ unless the common shares are listed at such time on another trading market specified in the agreement and such de-listing is in connection with a subsequent listing on another trading market specified in the agreement, (ii) the Company is subject to a change of control transaction or (iii) the Company suffers a material adverse effect which cannot be cured prior to the next drawdown notice. The Company may terminate the securities purchase agreement (i) if Cityplatz fails to fund a properly notified drawdown within five trading days of the

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end of the applicable settlement period or (ii) after it has drawn down at least $15,000,000 under the ELOC. As at March 31, 2008, the Company had not drawn any funds under the ELOC.
“Restricted Cash” presented on the Consolidated Balance Sheet is composed of short-term investments pledged to a bank as collateral for three letters of credit (LC); the first LC is in the amount of $6,000,000 and was issued in connection with the refundable upfront payment received under the collaboration agreement with Centocor. The second and third LC total $769,000 (CDN$790,000) and were issued in relation to leases.
As at March 31, 2008, the Company held $6,633,000 principal amount of third party Asset-Backed Commercial Paper (ABCP). These investments were due to mature in August 2007, but, as a result of a disruption in the credit markets, particularly in the ABCP market, they did not settle on maturity and currently remain outstanding. There are currently no market quotations available for these ABCP. On April 25, 2008, the restructuring plan announced by the Pan-Canadian Investors Committee (the Committee) in December 2007 was approved by the ABCP holders and will result into the conversion of the ABCP into longer term financial instruments. As at March 31, 2008, the Company estimated the fair value of these ABCP at approximately $5,065,000, which is presented in Restricted Cash. During the quarter ended March 31, 2008, the Company recorded an additional write-down of $375,000, due to changes in assumptions as derived from information provided by the Committee’s restructuring plan. For the year ended December 31, 2007, the Company had recorded a write-down of $1,184,000. The Company estimated the fair value of the ABCP using a probability weighted discounted cash flow approach, based on its best estimates of the time period over which the assets are going to generate cash flows ranging from 8 to 28 years based on the proposed restructuring, the coupon interest rate, the discount rate to apply to the net cash flows anticipated to be received commensurate with the return on comparably rated notes in accordance with the risk factors of the different investments and other qualitative factors. This estimate of the fair value of the ABCP is not supported by observable market prices or rates, therefore is subject to uncertainty, including, but not limited to, the successful implementation of the restructuring plan being considered, the estimated amounts to be recovered, the yield of the substitute financial instruments and the timing of future cash flows. The resolution of these uncertainties could be such that the ultimate fair value of these investments may vary from the Company’s current estimate. Changes in the near term could require changes in the recognized amount of these assets. The Company does not expect there will be a material adverse impact on its business as a result of the third party ABCP liquidity issue.
As at March 31, 2008, the Company’s workforce comprised 170 employees. The Company is taking steps to reduce its research activities and associated workforce to focus on its key projects.
As at April 30, 2008, the Company had 48,848,095 common shares outstanding, 220,000 common shares issuable to the Chief Executive Officer upon the achievement of specified performance targets, 5,071,270 options granted under the stock option plan, 2,884,471 shares currently issuable under the convertible notes, and 2,250,645 warrants outstanding, for a total of 59,274,481 common shares, on a fully diluted basis.

6

The Company believes that its available cash and short-term investments, expected interest income, potential funding from partnerships, research collaborations and licensing agreements, estimated amounts that could be drawn under the equity line of credit facility, potential revenue from the commercialization of nutraceutical products, research tax credits, grants, and access to capital markets should be sufficient to finance the Company’s operations and capital needs during the next 12 months. However, in light of the uncertainties associated with the regulatory approval process, clinical trial results, commercialization of nutraceutical products, and the Company’s ability to secure additional licensing, partnership and/or other agreements, further financing may be required to support the Company’s operations in the future.
Change in functional and reporting currency
Effective July 1, 2007, the Company adopted the US dollar as its functional and reporting currency, as a significant portion of its revenues, expenses, assets, liabilities and financing are denominated in US dollars. Prior to that date, the Company’s operations were measured in Canadian dollars and the consolidated financial statements were expressed in Canadian dollars. The Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation method when the reporting currency differs from the measurement currency or there is a change in the reporting currency”. In accordance with EIC-130, assets and liabilities as of June 30, 2007 were translated in US dollars using the exchange rate in effect on that date; revenues, expenses and cash flows were translated at the average rate in effect during the six-month period ended June 30, 2007 and equity transactions were translated at historical rates. Financial statements presented after June 30, 2007, are measured and presented in US dollars. For comparative purposes, the historical financial statements for the period ended March 31, 2007, have been restated into US dollars using the current rate method. Under this method, assets and liabilities are translated at the closing rate in effect at the end of these periods, revenues, expenses and cash flows are translated at the average rates in effect during these periods and equity transactions are translated at historical rates. Any exchange differences resulting from the translation are included in accumulated other comprehensive income presented in shareholders’ equity.
Forward-looking statements
Certain statements included in this Management’s Discussion and Analysis may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to the Company’s objectives and the strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Refer to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, for a discussion of the various factors that may affect the Company’s future results. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the

7

pharmaceutical and/or nutraceutical industry, changes in the regulatory environment in the jurisdictions in which the BELLUS Health group does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed. The results or events predicted in forward-looking information may differ materially from actual results or events. The Company believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Dr. Francesco Bellini, Chairman of the Board and Chief Executive Officer of BELLUS Health Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of BELLUS Health Inc. (the issuer) for the interim period ending March 31, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 5, 2008

(signed) Dr. Francesco Bellini
Dr. Francesco Bellini
Chairman of the Board and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Mariano Rodriguez, Vice President, Finance and Chief Financial Officer of BELLUS Health Inc., certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of BELLUS Health Inc. (the issuer) for the interim period ending March 31, 2008;
2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: May 5, 2008

(signed) Mariano Rodriguez
Mariano Rodriguez
Vice President, Finance and Chief Financial Officer